Exhibit 4.8.4

AMENDMENT NO. 3
TO THE
GULFMARK OFFSHORE, INC.
1997 INCENTIVE EQUITY PLAN

Pursuant to the terms and provisions of Article 6 of the GulfMark Offshore, Inc. 1997 Incentive Equity Plan (the “Plan”), GulfMark Offshore, Inc., a Delaware corporation (the “Company”) hereby adopts the following Amendment No. 3 to the Plan (the “Amendment No. 3”).

ARTICLE I.   AMENDMENTS TO THE PLAN

1.01.  The following language is hereby added to the end of Section 4.1 of the Plan:

If the Company’s shareholders approve an amendment to the Plan that either increases the maximum number of shares of Stock that may be delivered to Participants and their beneficiaries under the Plan or that changes the class or classes of Participants eligible to receive awards under the Plan, then the ten year period during which Incentive Stock Options may be granted under the Plan shall be measured from the later of the date on which the amendment is adopted by the Board of Directors or the date the amendment is approved by shareholders.

1.02.  Section 4.2(a)(i) of the Plan is hereby amended in its entirety by substituting the following therefor:

Subject to the following provisions of this Section 4.2, the maximum number of shares of Stock that may be delivered to Participants and their beneficiaries under the Plan shall be 2,000,000 shares of Stock.

1.03.  Section 4.2(b)(i) of the Plan is hereby amended in its entirety by substituting the following therefor:

The maximum number of shares of Stock that may be issued upon exercise of Options intended to be Incentive Stock Options shall be the maximum number of shares of Stock that may be delivered under the Plan, from time to time.

1.04.  Section 7(g) the Plan is hereby amended in its entirety by substituting the following therefor:

Fair Market Value. The “Fair Market Value” means (i) during such time as the Common Stock is listed upon NASDAQ or other exchanges, the closing price of the Common Stock as reported by such stock exchange or exchanges on the day for which such value is to be determined, or, if no sale of the Common Stock shall have been made on any such stock exchange that day, on the next preceding day on which there was a sale of such Common Stock, or (ii) during any such time as the Common Stock is not listed upon an established stock exchange, the mean between dealer “bid” and “ask” prices of the Common Stock in the over-the-counter market on the day for which such value is to be determined, as reported by the National Association of Securities Dealers, Inc.

ARTICLE II.  PLAN ADOPTION

2.01.  Each amendment made by this Amendment No. 3 to the Plan has been effected in conformity with the provisions of the Plan. This Amendment No. 3 was adopted by the Board of Directors of the Company on March 21, 2007 and approved by the shareholders of the Company on May 18, 2007.

2.02.  At the time of the adoption of this Amendment No. 3 to the Plan, 22,769,131 shares of the Company’s common stock, $0.01 par value, were outstanding and entitled to vote. At the shareholders’ meeting held on May 18, 2007, 21,115,157 shares of the Company’s Common Stock were represented in person or by proxy, of which 12,487,501 shares were voted for this Amendment No. 3 to the Plan, 5,624,294 shares were voted against this Amendment No. 3 to the Plan, 68,755 shares abstained from voting and 2,934,607 shares of broker no-votes.

Dated: May 18, 2007

GulfMark Offshore, Inc.

By: /s/ Edward A. Guthrie
Name: Edward A. Guthrie
Title: Executive V.P. - Finance & CFO